Kevin F. Barrett
Admitted in California, Washington, New York,
Colorado, Utah, Massachusetts and District of Columbia
Direct Dial: (916) 930-2593
E-mail: kevin.barrett@bullivant.com

May 13, 2008

Via EDGAR and Facsimile (202) 772-9368

Mr. Sean Donahue
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549-7010

Re:	Golden Phoenix Minerals, Inc.
Registration Statement on Form S-1
Filed February 28, 2008
File No. 333-149420

Dear Mr. Donahue:

On behalf of Golden Phoenix Minerals, Inc. (“Golden Phoenix”), we are filing this further response in response to the Staff’s verbal comments of May 13, 2008 on the S-1/A2 Registration Statement filed on May 9, 2008, and to indicate the new “Use of Proceeds” Chart that will be inserted into the Prospectus on pages 1 and 7 following the declaration of effectiveness of the Registration Statement.

Use of Proceeds

If all 45,000,000 shares of our common stock being registered for sale by the Company are sold at a price between $0.17 and $0.30 we will receive between $7,650,000 and $13,500,000.  These proceeds will be used for:

Mr. Sean Donahue
May 13, 2008

	Use of Proceeds if $6,750,000 received	Use of Proceeds if $13,500,000 received

Approximately 50,000 feet of drilling at Mineral Ridge	$1,166,667	$1,166,667

Complete ongoing reserve calculations and feasibility work at Mineral Ridge	$400,000	$400,000

The Company’s portion of 20,000 feet of drilling at Ashdown Project	$330,000	$330,000

Completion of development work and engineering and feasibility work on expansion of the Ashdown Project operations	$1,480,000	$1,480,000

Down payment to secure mill for Mineral Ridge (full cost $25 million)	$0	$6,123,333

Working capital for general corporate purposes	$3,373,333	$4,000,000

Also, attached are redlined changed pages showing the changes to the Use of Proceeds sections appearing on pages 1 and 7 of the Registration Statement.

Very truly yours,

/s/ Kevin F. Barrett
Kevin F. Barrett
KFB:mf
Enclosures
cc:	David A. Caldwell, Golden Phoenix Minerals, Inc.